Sun Life Financial

Sun Life Financial Inc. redeems Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures

TORONTO, ON – (January 30, 2018) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that it completed the redemption of all of its outstanding $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2017, Sun Life Financial had total assets under management of $934 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

-30-

Media Relations Contact:	**Investor Relations Contact:**
Irene Poon	Greg Dilworth
Manager, Media & PR	Vice-President
Corporate Communications	Investor Relations
T. 416-256-2596	T. 416-979-6230
Irene.poon@sunlife.com	investor.relations@sunlife.com